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January 6, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Fortistar Sustainable Solutions Corp. Draft Registration Statement on Form S-1 Submitted September 10, 2020 CIK No. 0001822862

Ladies and Gentlemen:

On behalf of our client, Fortistar Sustainable Solutions Corp. a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 6, 2020, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001822862) confidentially submitted with the Commission on September 10, 2020. We are concurrently filing via EDGAR the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Draft Registration Statement on Form S-1 submitted September 10, 2020

General

1.
Please revise your registration statement to clarify whether you commissioned any of the third-party data that you cite in the prospectus.  To the extent that you commissioned such data, also provide the consent of the third-party in accordance with Rule 436 of the Securities Act.

Securities and Exchange Commission
January 6, 2021

The Company acknowledges the Staff’s comment and has revised the disclosure on page i accordingly. The Company respectfully advises the Staff that it did not commission any of the third-party data cited in its Registration Statement.

Management

Officers, Directors, and Director Nominees, page 107

2.	Please revise your disclosure to more specifically describe Messrs. Bryceland’s and Kelly’s employment from 2015 to the present. Please refer to Item 401(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 accordingly.

*        *        *        *        *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Nadeem Nisar
Chief Executive Officer
Fortistar Sustainable Solutions Corp.

Dale Welcome, Staff Accountant
John Cash, Accounting Branch Chief
Sergio Chinos, Staff Attorney
Erin Purnell, Staff Attorney
Securities and Exchange Commission